IN THE GRAND COURT OF THE CAYMAN ISLANDS
CAUSE NO. 471 OF 2005

IN THE MATTER OF
SUNDAY COMMUNICATIONS LIMITED
AND
IN THE MATTER OF THE
COMPANIES LAW (2004 REVISION) OF THE CAYMAN ISLANDS

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NOTICE OF COURT MEETING
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NOTICE IS HEREBY GIVEN that, by an order dated 15th November, 2005 (the "Order") made in the above matters, the Grand Court of the Cayman Islands ("Court") has directed a meeting (the "Meeting") to be convened of the holders of shares of HK$0.10 each in the issued share capital of SUNDAY Communications Limited ("SUNDAY") other than those holders of such shares beneficially owned by PCCW Mobile Holding No. 2 Limited for the purpose of considering and, if thought fit, approving, with or without modification, a scheme of arrangement proposed to be made between SUNDAY and the holders of the Scheme Shares (as defined in the scheme of arrangement hereinafter mentioned (the "Scheme")), and that the Meeting will be held in the Conference Room, 14th Floor, PCCW Tower, TaiKoo Place, 979 King's Road, Quarry Bay, Hong Kong on Thursday, 15th December, 2005, at 10:00 a.m. (Hong Kong time) at which place and time all such holders of shares of HK$0.10 each in the issued share capital of SUNDAY are requested to attend.

A copy of the Scheme and a copy of an explanatory statement explaining the effect of the Scheme are incorporated in the document of which this Notice forms part.

The above-mentioned holders of shares of HK$0.10 each in the issued share capital of SUNDAY may vote in person at the Meeting or they may appoint one or more proxies, whether a member of SUNDAY or not, to attend and vote in their stead. A pink form of proxy for use at the Meeting is enclosed herewith.

In the case of joint holders, the vote of the most senior holder who tenders a vote, whether personally or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and, for this purpose, seniority will be determined by the order in which the names of the joint holders stand in the registers of members of SUNDAY in respect of the relevant joint holding.

It is requested that forms appointing proxies be lodged, by hand or by post, with Computershare Hong Kong Investor Services Limited, the branch share registrar of SUNDAY, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong or by facsimile at (852) 2865 0990 (marked for the attention of "the Company Secretary") not less than 48 hours before the time appointed for the Meeting, but if forms are not so lodged they may be handed to the chairman of the Meeting at the Meeting.

By the Order, the Court has appointed Alexander Anthony Arena, or, failing him, any other person who is a director of SUNDAY as at the date of the Order to act as the chairman of the Meeting and has directed the chairman of the Meeting to report the results thereof to the Court.

By the said Order, the Court further directed that the resolution put to the vote at the Meeting shall be decided by poll to be cast in such manner as directed by the chairman of the Meeting. The Scheme will be subject to a subsequent application seeking the sanction of the Court.

Dated 22nd November, 2005.
Charles Adams, Ritchie & Duckworth
P.O. Box 709GT, Zephyr House
Mary Street, George Town
Grand Cayman, Cayman Islands
Attorneys-at-Law for
SUNDAY Communications Limited